Exhibit 99.1

Stockholm	August 31, 2021

Number of shares and votes in Calliditas Therapeutics

During August, the number of shares and votes in Calliditas Therapeutics AB (publ) has increased due to the directed share issue of 2,400,000 new shares that the company carried out on August 12, 2021. Thus, as of August 31, 2021, the number of shares and votes in the company amounts to 52,341,584.

For further information, please contact:

Mikael Widell, Investor relations

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 8:00 CEST on August 31, 2021.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of adults with the autoimmune renal disease primary IgA nephropathy (IgAN), for which there is a high unmet medical need and there are no approved treatments. Calliditas has recently read out topline data from Part A of its global Phase 3 study in IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to start clinical trials with NOX inhibitors in primary biliary cholangitis and head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).